www.metrogas.com.ar

December 19, 2007

Alexandre Ibrahim

International Director

New York Stock Exchange

20 Broad Street

New York, NY 10005

Dear Mr. Ibrahim,

I am writing to inform you that, as Mr. Roberto Brandt's license expires on December 31, 2007, in the meeting held today by the Board of MetroGAS S.A., Mr. Andrés Cordero was appointed as General Director of the Company starting January 1st, 2008.

Without further commentaries, kind regards,

Magdalena Gonzalez Garaño

Responsible of Market Relations